Issuer Free Writing Prospectus, dated January 13, 2015
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement dated January 13, 2015
Registration Statement No. 333-182824

Final Terms and Conditions

Issuer:	HCP, Inc.
Title of Securities:	3.400% Senior Notes due 2025
Size:	$600,000,000
Maturity Date:	February 1, 2025
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2015
Trade Date:	January 13, 2015
Settlement Date:	January 21, 2015 (T+5)
Benchmark Treasury:	2.250% due November 15, 2024
Benchmark Treasury Price/Yield:	103-05 / 1.897%
Spread to Benchmark Treasury:	160 basis points
Yield to Maturity:	3.497%
Coupon:	3.400% per year accruing from January 21, 2015
Price to Public:	99.185%, plus accrued interest, if any
Make-Whole Call:	+25 basis points; however, at par on and after November 1, 2024 (the “Par Call Date”)
Use of Proceeds:

The Issuer intends to use the net proceeds from this offering (i) to repay the U.S. dollar portion outstanding under its $2.0 billion revolving line of credit, which was $105 million as of January 12, 2015, which borrowings were principally used to discharge mortgage indebtedness on certain properties; (ii) to repay its $200.0 million 6.0% Senior Notes due March 2015; (iii) to repay its $200.0 million 7.072% Senior Notes due June 2015; and (iv) for general corporate purposes, including future acquisitions, investments or repayment of other indebtedness. The repayment of notes described in clauses (ii) and (iii) above represents substantially all of the Issuer’s scheduled debt maturities in 2015.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC RBS Securities Inc.

Senior Co-Managers

BB&T Capital Markets, a division of BB&T Securities, LLC
BNY Mellon Capital Markets, LLC
Mitsubishi UFJ Securities (USA), Inc.
PNC Capital Markets LLC
Regions Securities LLC
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.

CUSIP / ISIN:	40414L AM1 / US40414LAM19

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Agricole Securities (USA) Inc. toll-free at (866) 807-6030, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037 or RBS Securities Inc. toll-free at (866) 884-2071.